FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06813
(203) 825-6000

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:  Mr. Timothy Buchmiller

February 22, 2017

FuelCell Energy, Inc.
Registration Statement on Form S-3
File No. 333-215530

Dear Mr. Buchmiller:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), FuelCell Energy, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as amended and as then amended, will become effective under the Securities Act by 9:00 a.m., New York City time, on February 24, 2017, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Peter J. Schaeffer of Patterson Belknap Webb & Tyler LLP at (212) 336-2313, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

FuelCell Energy, Inc.

By:	/s/ Michael S. Bishop
Michael S. Bishop
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary